

March 6, 2014

<u>Via E-mail</u>
Aaron Levie
Chief Executive Officer
Box, Inc.
4440 El Camino Real
Los Altos, CA 94022

> **Re: Box, Inc.**
> **Confidential Draft No. 2 to Registration Statement on Form S-1**
> **Submitted February 12, 2014**
> **CIK No. 0001372612**

Dear Mr. Levie:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated January 30, 2014.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 3 that you do not define "active user" in one specific manner and thus removed the references to the term used to describe those that use your platform using a mobile device. In light of the importance of mobile devices as an access point to your platform, please revise to provide a description of the size and/or scope the mobile device activity or use of your platform by your customers or end-users in the appropriate places of your prospectus.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

2.   In your response to prior comment 10, you advised us that you do not track revenues by size of customer. Please clarify whether you track revenues by individual subscription plans compared to plans or arrangements through entities, as we note this is how your subscriptions are offered on your website. In addition, in light of your growth plans that focus on increasing your sales and marketing toward enterprise customers that would involve a longer sales cycle and the negotiation of agreements with the IT department of larger organizations, please revise to provide a description, either quantitatively or qualitatively, that allows investors to understand the size and scope of your enterprise level customer base.

3.   Your response to prior comment 11 indicates that the number of total registered users is disclosed "primarily for marketing purposes, but is not necessarily correlated to [your] financial results or future trends and uncertainties in [your] business …." Please explain the basis for your belief that your number of total registered users is not correlated to your financial results or future trends and uncertainties in your business. Further, clarify whether the number of paying users is a key metric used by management to evaluate your business.

Compensation Committee Interlocks and Insider Participation, page 108

4.   Expand the Interlocks section to identify and describe any relationships involving compensation committee members that were related party transactions within the ambit of paragraph (e)(4)(i)(C) of Item 407 of Regulation S-K. Also, describe those transactions under the Interlocks heading. To minimize duplicative disclosure, you may provide a cross-reference from your Certain Relationships and Related Party Transactions section to the preceding, revised Interlocks section.

Description of Capital Stock, page 127

5.   Your response to prior comment 33 indicates that the release of the lock-ups by your underwriters may in some instances occur without notice. Please revise to describe concisely the scope of the applicable notice requirements and the manner in which a required notice would be provided, prior to the impending release of the lock-up restrictions.

Item 15. Recent Sales of Unregistered Securities, page II-2

6.   Please revise to clarify which transactions described in this section relied upon Regulation D for an exemption from registration.

Exhibits

7.   Your response to prior comment 22 indicates that you will file third-party data center agreements in a future amendment. Please revise your exhibit index to reference those agreements and tell us whether you will seek confidential treatment for portions of these exhibits. We will need an appropriate period of time to review the contracts and process any related confidential treatment requests.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297. If you thereafter require additional assistance, please contact me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati